Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Nine
	Months Ended
	September 30,
	2015	2014
Income (loss) from continuing operations before taxes	$1,078	$1,564
Sub-total of fixed charges	214	203
Sub-total of adjusted income (loss)	1,292	1,767
Interest on annuities and financial products	1,873	1,882
Adjusted income (loss) base	$3,165	$3,649
Fixed Charges
Interest and debt expense	$204	$201
Interest expense (income) related to uncertain tax positions	(1)	(8)
Portion of rent expense representing interest	11	10
Sub-total of fixed charges excluding interest on
annuities and financial products	214	203
Interest on annuities and financial products	1,873	1,882
Total fixed charges	$2,087	$2,085

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	6.04	8.70
Ratio of adjusted income (loss) base to total fixed
charges	1.52	1.75